

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005502

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/14/15

March 4, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-4-15

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Re: Chevron Corporation
Incoming letter dated January 14, 2015

Dear Mr. Hansen:

This is in response to your letter dated January 14, 2015 concerning the shareholder proposal submitted to Chevron by James B. Hoy. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: James B. Hoy
*** FISMA & OMB Memorandum M-07-16 ***

March 4, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 14, 2015

The proposal relates to a report.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(e)(2) because Chevron received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


Chevron

Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

January 14, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of James B. Hoy
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from James B. Hoy (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Be It Resolved**: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes:
>
> a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in
>
> b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells
>
> c) Cost of research to find effective containment and reclamation following marine oil spills.

A copy of the Proposal, together with the Proponent's cover letter, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received by the Company at its principal executive offices after the deadline for stockholder proposals for inclusion in the Company's 2015 Proxy Materials.

BACKGROUND

On April 10, 2014, the Company filed with the Commission, and commenced distribution to its stockholders of, a proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders ("2014 Proxy Statement"). As required by Rule 14a-5(e), the Company included in its 2014 Proxy Statement the deadline for receiving stockholder proposals for inclusion in the Company's proxy statement and form of proxy for the Company's next annual meeting, calculated in the manner prescribed in Rule 14a-8(e). Specifically, the following disclosure appeared on page 75 of the Company's 2014 Proxy Statement:

> **Submission of Stockholder Proposals for 2015 Annual Meeting**
>
> If a stockholder wishes to present a proposal for action at the 2015 Annual Meeting, the proponent and the proposal must comply with the stockholder proposal submission rules of the U.S. Securities and Exchange Commission. *Proposals must be received by the Corporate Secretary and Chief Governance Officer no later than December 11, 2014. Proposals received after that date will not be included in the Proxy Statement or acted upon at the 2015 Annual Meeting.* We urge stockholders to submit proposals by

> overnight mail addressed to Chevron Corporation, Attn: Corporate Secretary and Chief Governance Officer, 6001 Bollinger Canyon Road, San Ramon, CA 94583-2324 or by email to *corpgov@chevron.com*. [emphasis added]

A copy of page 75 of the Company's 2014 Proxy Statement is attached to this letter as Exhibit B.

As described below, the Company calculated the December 11, 2014 deadline in the manner prescribed in Rule 14a-8(e) and Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

On December 12, 2014, one day after the Company's deadline for stockholder proposals, the Company received the Proposal. The Proposal, postmarked December 9, 2014, was sent via certified mail and was addressed and delivered to the Company's principal executive offices at 6001 Bollinger Canyon Road, San Ramon, CA 94583-2324 by the United States Postal Service ("USPS") at 9:19 am local time on December 12, 2014. A copy of the envelope, with tracking number affixed, and the USPS's product and tracking information showing the date and time of delivery is attached to this letter as Exhibit C.

Although Rule 14a-8(f)(1) does not require that the Company have provided a notice of eligibility or procedural deficiency to the Proponent because the deficiency—untimeliness—cannot be remedied, the Company, as a courtesy to the Proponent, notified him of the untimeliness of the Proposal and respectfully requested that he withdraw the Proposal. During a telephone conversation with the Proponent, he declined to do so. A copy of the Company's email correspondence with the Proponent is attached to this letter as Exhibit D.

ANALYSIS

The Proposal May Be Excluded From The Company's 2015 Proxy Materials Pursuant To Rule 14a-8(e)(2) Because The Proposal Was Received By The Company At Its Principal Executive Offices After The Deadline For Stockholder Proposals For Inclusion In The Company's 2015 Proxy Materials.

Under Rule 14a-8(f)(1) a company may exclude a stockholder proposal if the proponent fails to follow one of the eligibility or procedural requirements contained in Rule 14a-8. Ordinarily, a company may exclude a proposal on this basis only after it has timely notified the proponent of an eligibility or procedural problem and the proponent has timely failed to adequately correct the problem. However, as per Rule 14a-8(f)(1), a company "need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, *such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline*." [emphasis added]

One of the eligibility or procedural requirements contained in Rule 14a-8 is timeliness, the requirement that the company receive a proposal by the applicable deadline. If a proponent is submitting a proposal "for the company's annual meeting, [the proponent] can in most cases find the deadline in [the prior] year's proxy statement." *See* Rule 14a-8(e)(1). Under Rule 14a-8(e)(2):

> The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be *received* at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.[1] [emphasis added]

SLB 14, Section C.3.b indicates that, to calculate the deadline, a company should "[i] start with the release date disclosed in the previous year's proxy statement; [ii] increase the year by one; and [iii] count back 120 calendar days." Consistent with this guidance, to calculate the deadline for receiving stockholder proposals for the Company's 2015 Annual Meeting of Stockholders, the Company (i) started with the release date of its 2014 Proxy Statement (i.e., April 10, 2014),[2] (ii) increased the year by one (i.e., April 10, 2015), and [iii] counted back 120 calendar days. As per SLB 14, Section C.3.b, "day one" for purposes of this calculation was April 9, 2015, resulting in a deadline for receiving stockholder proposals for inclusion in the Company's 2015 Proxy Materials of December 11, 2014, as disclosed on page 75 of the Company's 2014 Proxy Statement. *See* Exhibit B. As noted above and in Exhibit C to this letter, the Company received the Proposal one day after this deadline, at 9:19 am local time on December 12, 2014.

The Staff strictly construes the deadline for stockholder proposals under Rule 14a-8, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. *See, e.g., Whole Foods Market, Inc.* (avail. Oct. 30, 2014) (proposal received two weeks after company's deadline); *BioMarin Pharmaceutical Inc.* (avail. Mar. 14, 2014) (proposal received five days after company's deadline); *Dean Foods Company* (avail. Jan. 27, 2014) (proposal received three days after company's deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (proposal received three days after company's deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (proposal received two days after company's deadline, even when deadline fell on a Saturday).

On numerous occasions the Staff has concurred that companies may exclude a stockholder proposal even when the proposal was received at the company's principal executive offices only one day after the deadline. For example, in *Applied Materials, Inc.* (avail. Nov. 20, 2014), the

---

[1] Also under Rule 14a-8(e)(2), "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials." This portion of Rule 14a-8(e)(2) is not applicable in the instant case because the Company's 2014 Annual Meeting of Stockholders was held on May 28, 2014, and, while the Company's board of directors has not formally scheduled the date of the Company's 2015 Annual Meeting of Stockholders, it currently plans to hold that meeting within 30 days of May 28, 2015.

[2] The Notice of the 2014 Annual Meeting of Stockholders included in the Company's 2014 Proxy Statement indicated that "[o]n or about Thursday, April 10, 2014, we will mail to our stockholders either (1) a copy of this Proxy Statement, a proxy card, and our Annual Report or (2) a Notice Regarding the Availability of Proxy Materials, which will indicate how to access our proxy materials and vote on the Internet." The Company filed its 2014 Proxy Statement with the Commission and commenced distribution to its stockholders on April 10, 2014. *See* http://www.sec.gov/Archives/edgar/data/93410/000119312514138322/0001193125-14-138322-index.htm.

Staff concurred that the company could exclude a proposal received at 9:46 am local time on the morning after the deadline, and in *Johnson & Johnson* (avail. Jan. 13, 2010), the Staff concurred with the exclusion of a proposal received one day after the company's deadline, even though the deadline fell on federal holiday. *See also General Electric Company (GE Stockholders' Alliance et al.)* (avail. Jan. 24, 2013); *Verizon Communications Inc.* (avail. Jan. 7, 2011); *City National Corp.* (avail. Jan. 17, 2008); *Smithfield Foods, Inc.* (avail. June 4, 2007).

A proposal received by the Company after the deadline is deemed untimely and therefore excludable under Rule 14a-8(f) even if the proposal is dated, sent, posted, or transmitted prior to the deadline. *See, e.g., Applied Materials, Inc.* (avail. Nov. 20, 2014) (proposal cover letter dated one day before company's deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (proposal mailed prior to, and scheduled for delivery on, company's deadline); *Equity LifeStyle Properties* (avail. Feb. 10, 2012) (proposal dated and mailed prior to company's deadline); *Wal-Mart Stores, Inc. (Estadt)* (avail. Mar. 26, 2010) (proposal mailed six days prior to company's deadline); *City National Corp.* (avail. Jan. 17, 2008) (proposal mailed one week prior to company's deadline). This is true even if the proposal is sent by means intended to ensure timely receipt but is nevertheless untimely due to unforeseen circumstances, such as inclement weather. *See JPMorgan Chase & Co.* (avail. Feb. 8, 2005) (proposal sent next day delivery on the day before the deadline, but received after the deadline because of weather conditions). The Staff has counseled stockholders wishing to submit proposals to do so "well in advance of the deadline and by a means that allows [the stockholder] to demonstrate the date the proposal was received at the company's principal executive offices." SLB 14, Section G.1.

Here, the Proposal was received at the Company's principal executive offices at 9:19 am local time on December 12, 2014, the day after the Company's properly calculated and noticed deadline for stockholder proposals for inclusion in the Company's 2015 Proxy Materials, December 11, 2014. In accordance with the precedent discussed above, it makes no difference to the application of Rule 14a-8(e)(2) that the Proposal was received only nine hours and 20 minutes after the deadline, or that it was mailed on December 9, 2014 and presumably intended to be delivered by the deadline. Accordingly, the Proposal is properly excludable from the Company's 2015 Proxy Materials because it was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

The Company also believes that there are other procedural and substantive bases under Rule 14a-8 for excluding the Proposal from the 2015 Proxy Materials. The Company is addressing only the eligibility or procedural matter raised in this letter at this time because the Company does not believe that the Proposal is eligible for inclusion in the 2015 Proxy Materials because it was not timely received. The Company reserves the right, should it be necessary, to raise additional bases for excluding the Proposal from the 2015 Proxy Materials if the Staff declines to concur in the Company's no-action request.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to

Rule 14a-8(e)(2).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Correspondence regarding this letter should be sent to my attention, Rick E. Hansen, at *rhansen@chevron.com*, with a copy to Ms. Elizabeth A. Ising, at *eising@gibsondunn.com*.

Sincerely,



Rick E. Hansen

Enclosures

cc: James B. Hoy
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

EXHIBIT A

FISMA & OMB MEMORANDUM M-07-16

9 December, 2014

Chevron Corporation

Corporate Secretary & Chief Governance Officer

6001 Bollinger Canyon Road

San Ramon, CA 94583-2324

Overnight Mail/ Return Receipt

Dear Madam,

Enclosed please find a shareholder proposal and supporting statement for inclusion in the proxy statement for the 2015 annual meeting of shareholders. I intend to hold my shares through the meeting date, and will present the proposal or have an associate do so.

My shares are held by Morgan Stanley, and have been held by more than a year, and have more than the required amount for submission of a shareholder proposal.

Sincerely,



James B. Hoy

FISMA & OMB MEMORANDUM M-07-16

Stockholder Proposal Regarding Report on Offshore Oil Wells

Whereas, offshore oil wells are an important source of oil,

Whereas, offshore oil wells require exceptional drilling technology,

Whereas, out-of-control offshore oil wells can cause extraordinary economic, environmental and human community disruption,

Whereas, out-of-control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well,

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value,

Be It Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells

c) Cost of research to find effective containment and reclamation following marine oil spills.

Supporting Statement

BP's out-of-control deepwater drilling rig explosion and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out-preventers (storm chokes) were not installed. Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary risks associated with offshore oil production.

Subsequent to the BP Deep Horizon disaster, Chevron has had offshore well disasters in Brazil and Nigeria. Criminal charges have been filed against Chevron and environmental damages resulted from offshore drilling incidents. Because of the exceptional financial risks of offshore wells the shareholders of Chevron need to know the extent of offshore drilling risks, as called for in our proposal. Please vote FOR the proposal regarding the Investment Hazards of Offshore Oil Drilling.

EXHIBIT B


Chevron

Notice of the 2014 Annual Meeting and 2014 Proxy Statement

Wednesday, May 28, 2014, at 8:00 a.m. CDT
Permian Basin Petroleum Museum, 1500 Interstate 20 West, Midland, Texas 79701

Email Delivery of Future Proxy Materials

You can elect to receive future proxy materials by email, which will save us the cost of producing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email with instructions containing a link to the website where those materials are available as well as a link to the proxy voting website.

Stockholders of Record	Street Name Stockholders
You may enroll in the email delivery service by going directly to *www.icsdelivery.com/cvx*. You may revoke your email delivery election at this site at any time and request a paper copy of the proxy materials.	Please check the information provided in the proxy materials mailed to you by your bank, broker, or other holder of record concerning the availability of this service.

Stockholder of Record Account Maintenance

Chevron engages a transfer agent, Computershare, to assist the Company in maintaining the accounts of individuals and entities that hold Chevron common stock in their own name on the records of the Company, sometimes referred to as "stockholders of record" or "registered stockholders." All communications concerning accounts of stockholders of record, including name and address changes and inquiries about the requirements to transfer shares and similar matters, can be handled by calling Chevron Stockholder Services' toll-free number, 1-800-368-8357, or by contacting Computershare through its website at *www.computershare.com/investor*. You can also address correspondence to Computershare at P.O. Box 30170, College Station, TX 77842-3170, or, if by overnight delivery, 211 Quality Circle, Suite 210, College Station, TX 77845.

When you access your account through the Computershare Investor Centre website, you can view your current balance, access your account history, obtain current and historical common stock prices, and purchase and sell Chevron shares through the Computershare Investment Plan. For stockholders who do not have a Computershare Investor Centre account, you may be able to create a unique user ID, by answering a series of questions, including a first-time user authentication process and creating a custom site seal. If you already have an existing Investor Centre account, you will need your user ID and password.

The Computershare Investment Plan allows interested investors to purchase and sell shares of Chevron common stock and enroll in dividend reinvestment. Directions and deadlines for the purchase of shares, including payment via electronic funds transfer or check, can be found on the Stockholder Services section of our website at *www.chevron.com/investors/stockholderservices/stockpurchasedividends*. Additional information can be found in the Computershare Plan Brochure available on Computershare's website at *www.computershare.com/investor*.

If you are a street name stockholder, you may contact your bank, broker, or other holder of record with questions concerning your account.

Submission of Stockholder Proposals for 2015 Annual Meeting

If a stockholder wishes to present a proposal for action at the 2015 Annual Meeting, the proponent and the proposal must comply with the stockholder proposal submission rules of the U.S. Securities and Exchange Commission. Proposals must be received by the Corporate Secretary and Chief Governance Officer no later than December 11, 2014. Proposals received after that date will not be included in the Proxy Statement or acted upon at the 2015 Annual Meeting. We urge stockholders to submit proposals by overnight mail addressed to Chevron Corporation, Attn. Corporate Secretary and Chief Governance Officer, 6001 Bollinger Canyon Road, San Ramon, CA 94583-2324 or by email to *corpgov@chevron.com*.

Article VII of Chevron's Restated Certificate of Incorporation precludes taking actions on any proposals or other items of business that have not been included in the Notice of 2015 Annual Meeting of Stockholders and 2015 Proxy Statement delivered in advance of the 2015 Annual Meeting unless the Board decides to waive this restriction.

EXHIBIT D

HANSEN, RICK E

From:	HANSEN, RICK E
Sent:	Tuesday, December 16, 2014 4:33 PM
To:	James Hoy ***FISMA & OMB MEMORANDUM M-07-16***
Cc:	Cross, Scott (ScottCross@chevron.com)
Subject:	Chevron Stockholder Proposal
Attachments:	Tracking.pdf; Chevron2014ProxyStatement.pdf; 15. Offshore Oil.pdf; Rule 14a-8.pdf

Tracking:

Recipient	Delivery	Read
James Hoy ***FISMA & OMB MEMORANDUM M-07-16***		
Cross, Scott (ScottCross@chevron.com)	Delivered: 12/16/2014 4:33 PM	Read: 12/16/2014 4:44 PM

Dear Mr. Hoy,

I hope you are well.

On Friday, December 12, 2014, we received your letter, dated December 9, 2014, submitting a stockholder proposal for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting. Attached to this email is a copy of the United States Postal Service verification of delivery to Chevron on Friday, December 12, 2014.

I regret to inform you that your letter and proposal arrived after the deadline for submission of stockholder proposals for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting. As was indicated on page 75 of Chevron's proxy statement for its 2014 meeting (a copy of which is attached), stockholders wishing to submit a proposal for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting must have submitted their proposal "no later than Thursday, December 11, 2014." As per the copy of the United States Postal Service verification, your letter and proposal was delivered to Chevron on Friday, December 12, 2014, the day after the deadline for submission of proposals.

Timely submission of proposals is one of the procedural requirements for stockholder proposals, as per the SEC's stockholder proposal rules. Under Rule 14a-8(e) of the SEC's rules (a copy of which is attached), "if you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement." As noted above, our 2014 proxy statement indicated on page 75 that the deadline for stockholder proposals for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting was Thursday, December 11, 2014. Under Rule 14a-8(f), if a stockholder fails to meet a procedural requirement, a company can exclude the proposal from its proxy statement and form of proxy. Ordinarily, a company is required to provide written notice to the stockholder of any procedural deficiencies and provide an opportunity to cure within 14 days of receipt of the notice. However, in this case, as per Rule 14a-8(f), a "company need not provide such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

I know that our untimely receipt of your letter and proposal will be unwelcome news to you, and I apologize for having to bring it to your attention. However, given our untimely receipt of your proposal, we are of the view that we can exclude your proposal from Chevron's proxy statement and form of proxy for its 2015 annual meeting. Accordingly, I am writing to respectfully ask that you withdraw your proposal and save Chevron the time and expense of having to write and submit a no-action request to the SEC seeking concurrence that Chevron can exclude your proposal. You are of course welcome to later submit your proposal for the 2016 meeting, if you desire to do so.

If my request is acceptable to you, I would be grateful if you could respond to my email with an acknowledgement that your proposal is withdrawn. Thank you for your consideration.

Rick E. Hansen
Assistant Secretary and Managing Counsel

Corporate Governance

From:	HANSEN, RICK E
To:	James Hoy
Cc:	Cross, Scott
Subject:	RE: FW: Chevron Stockholder Proposal
Date:	Tuesday, December 23, 2014 2:24:04 PM
Attachments:	Deficiency Notice Offshore Oil Wells.pdf

Dear Mr. Hoy,

Thank you for your time on the phone today. I appreciate your willingness to discuss your proposal.

I regret that we were unable to reach agreement for you to withdraw your proposal. As I indicated on the phone and in my December 16, 2014 email to you, a copy of which is enclosed, your proposal was delivered to our offices on December 12, 2014, the day after the deadline for the submission of stockholder proposals for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting of stockholders. That deadline, December 11, 2014, was published in our 2014 proxy statement on page 75. While I appreciate your frustration with our desire to enforce the deadline for submission, I hope you can understand that I am obliged to hold you to the same standards for submission of stockholder proposals that I am obliged to hold all of our other stockholders. As you know, we routinely receive a large number of proposals and it would not be prudent for us to hold some stockholders to the deadline and waive the deadline for others.

I do appreciate the concerns reflected in your proposal with our offshore and deepwater drilling activities. We are always happy to discuss these types of operational concerns with stockholders and, the untimeliness of your submission aside, we would be happy to discuss them with you further at a time that might be convenient for you.

Since you indicated that you will not withdraw your proposal, I am obliged to notify you of additional defects in your submission, specifically proof of your ownership of Chevron stock. Please refer to the attached letter and enclosures for complete information.

Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receives this letter.

Rick E. Hansen
Assistant Secretary and Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com

-----Original Message-----
From: James Hoy***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, December 23, 2014 1:46 PM
To: HANSEN, RICK E
Subject: Re: FW: Chevron Stockholder Proposal

Mr. Hansen,
I have called you twice today and twice yesterday, but got only a recording that said you were not avialable. Could we discuss your offer by phone? I left my Gainesville phone number ***FISMA & OMB MEMORANDUM M-07-16*** on your answering machine when I called earlier today.
James B. Hoy
PS I was three characters from pressing the send button when you returned my call. I am sorry we could not reach an agreement.

On Tue, Dec 23, 2014 12:54 PM EST HANSEN, RICK E wrote:

>Mr. Hoy,
>
>I am following up on the message below that I sent you on Tuesday, December 16. I would be grateful to hear from you if you might be willing to withdraw your proposal.
>
>Rick E. Hansen
>Assistant Secretary and Managing Counsel
>
>Corporate Governance
>Chevron Corporation
>6001 Bollinger Canyon Rd., T3184
>San Ramon, CA 94583
>Tel: 925-842-2778
>Fax: 925-842-2846
>Cell: 925-549-1559
>Email: rhansen@chevron.com<mailto:rhansen@chevron.com>
>This message may contain privileged or confidential information. If you have received this message in error, please delete it without reading and notify me by reply e-mail. Thank you.
>P Please consider the environment before printing this e-mail
>
>From: HANSEN, RICK E
>Sent: Tuesday, December 16, 2014 4:33 PM
>To: James Hoy ***FISMA & OMB MEMORANDUM M-07-16***
>Cc: Cross, Scott (ScottCross@chevron.com)
>Subject: Chevron Stockholder Proposal
>
>Dear Mr. Hoy,
>
>I hope you are well.
>
>On Friday, December 12, 2014, we received your letter, dated December 9, 2014, submitting a stockholder proposal for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting. Attached to this email is a copy of the United States Postal Service verification of delivery to Chevron on Friday, December 12, 2014.
>
>I regret to inform you that your letter and proposal arrived after the deadline for submission of stockholder proposals for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting. As was indicated on page 75 of Chevron's proxy statement for its 2014 meeting (a copy of which is attached), stockholders wishing to submit a proposal for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting must have submitted their proposal "no later than Thursday, December 11, 2014." As per the copy of the United States Postal Service verification, your letter and proposal was delivered to Chevron on Friday, December 12, 2014, the day after the deadline for submission of proposals.
>
>Timely submission of proposals is one of the procedural requirements for stockholder proposals, as per the SEC's stockholder proposal rules. Under Rule 14a-8(e) of the SEC's rules (a copy of which is attached), "if you are submitting your proposal for the company's annual meeting, you can in most

cases find the deadline in last year's proxy statement." As noted above, our 2014 proxy statement indicated on page 75 that the deadline for stockholder proposals for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting was Thursday, December 11, 2014. Under Rule 14a-8(f), if a stockholder fails to meet a procedural requirement, a company can exclude the proposal from its proxy statement and form of proxy. Ordinarily, a company is required to provide written notice to the stockholder of any procedural deficiencies and provide an opportunity to cure within 14 days of receipt of the notice. However, in this case, as per Rule
14a-8(f), a "company need not provide such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."
>
>I know that our untimely receipt of your letter and proposal will be unwelcome news to you, and I apologize for having to bring it to your attention. However, given our untimely receipt of your proposal, we are of the view that we can exclude your proposal from Chevron's proxy statement and form of proxy for its 2015 annual meeting. Accordingly, I am writing to respectfully ask that you withdraw your proposal and save Chevron the time and expense of having to write and submit a no-action request to the SEC seeking concurrence that Chevron can exclude your proposal. You are of course welcome to later submit your proposal for the 2016 meeting, if you desire to do so.
>
>If my request is acceptable to you, I would be grateful if you could respond to my email with an acknowledgement that your proposal is withdrawn. Thank you for your consideration.
>
>Rick E. Hansen
>Assistant Secretary and Managing Counsel
>
>Corporate Governance
>Chevron Corporation
>6001 Bollinger Canyon Rd., T3184
>San Ramon, CA 94583
>Tel: 925-842-2778
>Fax: 925-842-2846
>Cell: 925-549-1559
>Email: rhansen@chevron.com<mailto:rhansen@chevron.com>

>



Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EMAIL ***FISMA & OMB MEMORANDUM M-07-16***

December 23, 2014

Mr. James B. Hoy
FISMA & OMB MEMORANDUM M-07-16

Re: Stockholder Proposal

Dear Mr. Hoy,

Thank you for your time on the phone today. I appreciate your willingness to discuss your proposal.

I regret that we were unable to reach agreement for you to withdraw your proposal. As I indicated on the phone and in my December 16, 2014 email to you, a copy of which is enclosed, your proposal was delivered to our offices on December 12, 2014, the day after the deadline for the submission of stockholder proposals for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting of stockholders. That deadline, December 11, 2014, was published in our 2014 proxy statement on page 75. While I appreciate your frustration with our desire to enforce the deadline for submission, I hope you can understand that I am obliged to hold you to the same standards for submission of stockholder proposals that I am obliged to hold all of our other stockholders. As you know, we routinely receive a large number of proposals and it would not be prudent for us to hold some stockholders to the deadline and waive the deadline for others.

I do appreciate the concerns reflected in your proposal with our offshore and deepwater drilling activities. We are always happy to discuss these types of operational concerns with stockholders and, the untimeliness of your submission aside, we would be happy to discuss them with you further at a time that might be convenient for you.

Since you indicated that you will not withdraw your proposal, I am obliged to notify you of additional defects in your submission, specifically proof of your ownership of Chevron stock. Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, you must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting for at least one year as of the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that you are a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if you are not a registered holder you must prove your share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you have continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (December 9, 2014); or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a written statement that you have owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (December 9, 2014).

Your letter indicated that your "shares are held by Morgan Stanley, and have been held by more than a year, and have more than the required amount for submission of a shareholder proposal." However, your letter did not include and we have not separately received appropriate documentation of your ownership from the record holder of your shares, Morgan Stanley. By this letter, I am requesting that you provide to us acceptable documentation that you have held the required value or number of shares to submit a proposal continuously for at least the one-year period preceding and including the date the proposal was submitted (December 9, 2014).

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), and the Division of Corporation Finance advises that, for purposes of Exchange Act Rule 14a-8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.) You can confirm whether your broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Please note that if your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you have continuously held the requisite number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 9, 2014). You should be able to find out the identity of the DTC participant by asking your broker or bank. If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (December 9, 2014), the requisite number of Chevron shares were continuously held. The first statement should be from your broker or bank confirming your ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

Consistent with the above, if you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares, please provide to us a written statement from the DTC participant record holder of your shares verifying (a) that the DTC participant is the record holder, (b) the number of shares held in your name, and (c) that you have continuously held the required value or number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 9, 2014).

Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receives this letter.

Copies of Exchange Act Rule 14a-8 and Staff Legal Bulletin No. 14F are enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,



Enclosures

FISMA & OMB MEMORANDUM M-07-16

9 December, 2014

Chevron Corporation

Corporate Secretary & Chief Governance Officer

6001 Bollinger Canyon Road

San Ramon, CA 94583-2324

Overnight Mail/ Return Receipt

Dear Madam,

Enclosed please find a shareholder proposal and supporting statement for inclusion in the proxy statement for the 2015 annual meeting of shareholders. I intend to hold my shares through the meeting date, and will present the proposal or have an associate do so.

My shares are held by Morgan Stanley, and have been held by more than a year, and have more than the required amount for submission of a shareholder proposal.

Sincerely,



James B. Hoy

FISMA & OMB MEMORANDUM M-07-16

Stockholder Proposal Regarding Report on Offshore Oil Wells

Whereas, offshore oil wells are an important source of oil,

Whereas, offshore oil wells require exceptional drilling technology,

Whereas, out-of-control offshore oil wells can cause extraordinary economic, environmental and human community disruption,

Whereas, out-of-control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well,

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value,

Be It Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells

c) Cost of research to find effective containment and reclamation following marine oil spills.

Supporting Statement

BP's out-of-control deepwater drilling rig explosion and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out-preventers (storm chokes) were not installed. Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary risks associated with offshore oil production.

Subsequent to the BP Deep Horizon disaster, Chevron has had offshore well disasters in Brazil and Nigeria. Criminal charges have been filed against Chevron and environmental damages resulted from offshore drilling incidents. Because of the exceptional financial risks of offshore wells the shareholders of Chevron need to know the extent of offshore drilling risks, as called for in our proposal. Please vote FOR the proposal regarding the Investment Hazards of Offshore Oil Drilling.

HANSEN, RICK E

From:	HANSEN, RICK E
Sent:	Tuesday, December 16, 2014 4:33 PM ✓
To:	James Hoy*** FISMA & OMB MEMORANDUM M-07-16***
Cc:	Cross, Scott (ScottCross@chevron.com)
Subject:	Chevron Stockholder Proposal
Attachments:	Tracking.pdf; Chevron2014ProxyStatement.pdf; 15. Offshore Oil.pdf; Rule 14a-8.pdf

Tracking:

Recipient	Delivery	Read
James Hoy OMB MEMORANDUM M-07-16		
Cross, Scott (ScottCross@chevron.com)	Delivered: 12/16/2014 4:33 PM	Read: 12/16/2014 4:44 PM

Dear Mr. Hoy,

I hope you are well.

On Friday, December 12, 2014, we received your letter, dated December 9, 2014, submitting a stockholder proposal for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting. Attached to this email is a copy of the United States Postal Service verification of delivery to Chevron on Friday, December 12, 2014.

I regret to inform you that your letter and proposal arrived after the deadline for submission of stockholder proposals for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting. As was indicated on page 75 of Chevron's proxy statement for its 2014 meeting (a copy of which is attached), stockholders wishing to submit a proposal for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting must have submitted their proposal "no later than Thursday, December 11, 2014." As per the copy of the United States Postal Service verification, your letter and proposal was delivered to Chevron on Friday, December 12, 2014, the day after the deadline for submission of proposals.

Timely submission of proposals is one of the procedural requirements for stockholder proposals, as per the SEC's stockholder proposal rules. Under Rule 14a-8(e) of the SEC's rules (a copy of which is attached), "if you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement." As noted above, our 2014 proxy statement indicated on page 75 that the deadline for stockholder proposals for inclusion in Chevron's proxy statement and form of proxy for its 2015 annual meeting was Thursday, December 11, 2014. Under Rule 14a-8(f), if a stockholder fails to meet a procedural requirement, a company can exclude the proposal from its proxy statement and form of proxy. Ordinarily, a company is required to provide written notice to the stockholder of any procedural deficiencies and provide an opportunity to cure within 14 days of receipt of the notice. However, in this case, as per Rule 14a-8(f), a "company need not provide such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

I know that our untimely receipt of your letter and proposal will be unwelcome news to you, and I apologize for having to bring it to your attention. However, given our untimely receipt of your proposal, we are of the view that we can exclude your proposal from Chevron's proxy statement and form of proxy for its 2015 annual meeting. Accordingly, I am writing to respectfully ask that you withdraw your proposal and save Chevron the time and expense of having to write and submit a no-action request to the SEC seeking concurrence that Chevron can exclude your proposal. You are of course welcome to later submit your proposal for the 2016 meeting, if you desire to do so.

If my request is acceptable to you, I would be grateful if you could respond to my email with an acknowledgement that your proposal is withdrawn. Thank you for your consideration.

Rick E. Hansen
Assistant Secretary and Managing Counsel

Corporate Governance

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.


SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

Cross, Scott

From:	HANSEN, RICK E
Sent:	Monday, January 05, 2015 11:15 AM
To:	James Hoy
Cc:	Garrigo, Silvia (SGarrigo); Cross, Scott
Subject:	RE: Stock ownership
Attachments:	Applied Materials No Action Request.pdf

Thank you, Mr. Hoy.

In the interests of transparency and consistent with our earlier telephone conversation, I want to advise you that we still plan to file a no-action request with the Staff at the SEC asking for its concurrence to exclude your proposal from our proxy statement because it was submitted after the deadline for submission of proposals. In my own experience, the Staff has been quite consistent in enforcing submission deadlines, and my personal view in this case is that they will concur in our no-action request. For reference, I am forwarding a Staff response to a no-action request filed by Applied Materials, Inc., concurring in Applied Materials' request to exclude a proposal because, as in the case of your proposal, it was received the morning after the company's deadline for submission of proposals.

As I mentioned previously, I understand that our untimely receipt of your proposal and our desire to enforce the proposal deadline is frustrating to you. I hope you can understand that I am obliged to hold you to the same standards for submission of stockholder proposals that I am obliged to hold all of our other stockholders. As you know, we routinely receive a large number of proposals and it would not be prudent for us to hold some stockholders to the deadline and waive the deadline for others.

I am still hopeful that you might consider withdrawing your proposal and saving us the time and expense of filing a no-action request. You can always resubmit your proposal at any time before next year's deadline (likely to be in December 2015) and, as I indicated previously, we would be happy to arrange time for you to talk with our staff regarding the operational and other concerns raised in your proposal.

Rick E. Hansen
Assistant Secretary and Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com

From: James Hoy ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Monday, January 05, 2015 9:51 AM
To: HANSEN, RICK E
Cc: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Fw: Stock ownership

From: Marken, Douglas <Douglas.Marken@morganstanley.com>;
To: rhansen@chevron.com <rhansen@chevron.com>;
Cc: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Stock ownership
Sent: Mon, Jan 5, 2015 3:05:47 PM

VIA EMAIL

To: Rick Hansen, Chevron Corporation

From: Douglas Marken, Morgan Stanley

Dear Mr. Hansen,

Dr. James B. Hoy has asked me to confirm that he has held continuously four hundred common shares of Chevron Corporation in street name for more than a year prior to his submission of a shareholder proposal on December 9, 2014.

If there is any other information that you require regarding Dr. Hoy's ownership of Chevron shares please let me know. Please confirm receipt of this email.

Sincerely,

Doug Marken
Vice President
Portfolio Manager
Financial Advisor
Marken Sario Group
Morgan Stanley Wealth Management
4965 NW 8th Ave
Gainesville, FL. 32605
352-332-9300

fa.morganstanleyindividual.com/marken-sariogroup/index.htm

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